EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended June		Year Ended December
$ in millions	2016		2015		2014		2013		2012		2011
Net earnings	$2,957		$ 6,083		$ 8,477		$ 8,040		$ 7,475		$ 4,442

Add:
Provision for taxes	1,082		2,695		3,880		3,697		3,732		1,727

Portion of rents representative of an interest factor	41		83		103		108		125		159

Interest expense on all indebtedness	3,241		5,388		5,557		6,668		7,501		7,982
Pre-tax earnings, as adjusted	$7,321		$14,249		$18,017		$18,513		$18,833		$14,310
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 41		$ 83		$ 103		$ 108		$ 125		$ 159

Interest expense on all indebtedness	3,250		5,403		5,569		6,672		7,509		7,987
Total fixed charges	$3,291		$ 5,486		$ 5,672		$ 6,780		$ 7,634		$ 8,146
Preferred stock dividend requirements	388		743		583		458		274		2,683
Total combined fixed charges and preferred stock dividends	$3,679		$ 6,229		$ 6,255		$ 7,238		$ 7,908		$10,829
Ratio of earnings to fixed charges	2.22	x	2.60	x	3.18	x	2.73	x	2.47	x	1.76	x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.99	x	2.29	x	2.88	x	2.56	x	2.38	x	1.32	x

1.

Fixed charges include capitalized interest of $9 million for the six months ended June 2016, $15 million for 2015, $12 million for 2014, $4 million for 2013, $8 million for 2012 and $5 million for 2011.